                                                             FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                       Report of Foreign Issuer

                                                 Pursuant to Rule 13a-16 or 15d-16 of
                                                  the Securities Exchange Act of 1934

                                        For: Period from February 2003 to 3 April 2003

                                                              Transco plc
                                                              1-3 Strand
                                                            London WC2N 5EH
                                                                ENGLAND
                                               (Address of principal executive offices)

 The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              Transco plc

                                       s/Maria Singleterry
Date: 7 April 2003                  By: __________________
                                      (Maria Singleterry)
                                      Authorised Signatory

                                                 ANNEX 1 - Copy Announcements as sent

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                              Announcements to the London Stock Exchange
                                                - Period. February 2003 to 3 April 2003

                                    Transco plc
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

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Announcements:

19 March 2003- Euro Medium Term Note Programme

21 March 2003- Euro Medium Term Note Programme

3 April 2003- Euro Medium Term Note Programme

                                                            19th March 2003

                                                              Transco plc

EURO MEDIUM TERM NOTE PROGRAMME

Transco plc announces that it has today issued JPY 1,500,000,000 0.74% Fixed Rate Instruments due 19 March 2010 Series No 32 Tranche
No 1, as part of its EUR 7,000,000,000 Euro Medium Term Note Programme.

Contact: Andrew Kluth (Tel: 020 7004 3365).

21 March 2003

                                                              Transco plc

                                                    EURO MEDIUM TERM NOTE PROGRAMME

Transco plc announces that it has today issued EUR 20,000,000 Floating Rate Instruments due 21 September 2004 Series No 33 Tranche No
1, as part of its EUR 7,000,000,000 Euro Medium Term Note Programme.

Contact:  Andrew Kluth (Tel: 020 7004 3365)

3 April 2003

                                                              Transco plc

                                                    EURO MEDIUM TERM NOTE PROGRAMME

Transco plc announces that it has today issued JPY 4,000,000,000 0.57% Fixed Rate Instruments due 03 April 2008 Series No 34 Tranche
No 1, as part of the Transco plc EUR 7,000,000,000 Euro Medium Term Note Programme.

Contact:  Andrew Kluth (Tel: 020 7004 3365)